Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
November 10, 2009
Mr. Daniel Morris
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D. C. 20549-6010
RE:	Gardner Denver, Inc. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 File No. 001-13215
Dear Mr. Morris:
Set forth below are Gardner Denver, Inc.’s (the “Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 28, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008, its Form 10-Q for the fiscal quarter ended June 30, 2009 and its Definitive Proxy Statement on Schedule 14A filed on March 13, 2009.
For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses. The Company’s responses, where requested, provides proposed revisions to the disclosures that the Company anticipates making in future filings.
Pursuant to the Securities and Exchange Commission’s (“Commission”) Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment for portions of its responses to Comments No. 5 and 6 below. Specifically, the Company requests that the portions of these Comments that are marked by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential business information, the disclosure of which would cause serious competitive harm to the Company. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that the undersigned, Helen W. Cornell, Executive Vice President, Finance and Chief Financial Officer, be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Ms. Cornell may be contacted at the following address and telephone number:
Helen W. Cornell
Executive Vice President, Finance and Chief Financial Officer
1800 Gardner Expressway
Quincy, Illinois 62305
Telephone number: 217-228-8209
Accordingly, this letter omits confidential information included in the unredacted version of this letter that was delivered via facsimile to the Commission’s Division of Corporation Finance on November 10, 2009.

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
Financial Statements, page 47
Note 1: Summary of Significant Accounting Policies, page 51
Revenue Recognition, page 52
1.	We see from your disclosures on pages 8 and 9 that you sell your products through independent distributors and sales representatives and directly to OEM’s, engineering firms and end-users. Please tell us and expand your disclosure in future filings to the extent that your policies differ among various marketing venues used by the company, i.e. distributors and end-users, how related revenue recognition differs.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company’s revenue recognition policy does not vary among its various marketing venues, including independent distributors, sales representatives and OEMs.

The Company will expand the description of its revenue recognition policy as illustrated below under Comment 2, effective with its Form 10-K for the year ended December 31, 2009.

2.	In this regard, we also note that you provide your distributors with various training, technical assistance, tracking programs and an annual restocking program. Please tell us and revise future filings to provide details of the restocking program, discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The items described below are, and historically have been, inconsequential to the Company’s consolidated revenues, both individually and in the aggregate.
a)	Restocking Programs: The Company has agreements with certain of its distributors whereby the distributor may, up to a maximum of one time per year, return to the Company its inventory of certain aftermarket parts previously purchased from the Company, subject to the Company’s acceptance. Such returns are subject to a restocking charge unless the distributor places a new order to replenish the returned products. All returns under this program are recorded as deductions to gross revenues when the Company can reasonably estimate the amount of such returns. Additionally, upon termination or expiration of the Company’s agreements with its distributors, the Company may, at its option, repurchase from the distributor products and spare parts at a mutually agreed upon price, subject to the distributor paying a restocking charge. Such repurchases are recorded as deductions to gross revenues when the Company can reasonably estimate the amount of such returns.

b)	Discounts: Sales volume discounts, which may be offered to customers on an order-by-order basis, are recorded as deductions to gross revenues when the discount is earned.

c)	Return Policies: Product returns from customers are limited by the Company’s sales agreements. Product returns are recorded as a deduction to gross revenues when the Company can reasonably estimate the amount of such returns.

d)	Post Shipment Obligations: Other than product warranty, the Company’s post shipment obligations are generally limited to product start-up, installation and/or training. As

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
disclosed in Note 1 to the consolidated financial statements included in the Company’s Form 10-K for the year ended December 31, 2008, revenue can be recognized when the installation obligation is not essential to the functionality of the delivered product. Certain of the Company’s sales of products involve inconsequential or perfunctory performance obligations for non-essential installation supervision or training. The Company considers these obligations to be inconsequential and perfunctory based on (i) their fair value is insignificant relative to the related revenue; (ii) the Company has a demonstrated history of completing the remaining tasks in a timely manner; (iii) the skills required to complete these tasks are not unique to the Company and, in many cases, can be provided by third parties or the customer; and (iv) in the event that the Company fails to complete the remaining obligations under the sales contract, it does not have a refund obligation with respect to the product that was already delivered. When the only remaining undelivered performance obligation under an arrangement is inconsequential or perfunctory, revenue is recognized on the total contract and a provision for the cost of the unperformed obligation is recorded.

e)	Customer Acceptance: As disclosed in Note 1 to the consolidated financial statements included in the Company’s Form 10-K for the year ended December 31, 2008, in revenue transactions where the sales agreement includes customer-specific objective criteria, revenue is recognized only after formal acceptance occurs or the Company has reliably demonstrated that all specified customer acceptance criteria have been met. The Company defers the recognition of revenue when advance payments are received from customers before performance obligations have been completed and/or services have been performed.

f)	Warranties: The Company’s warranty costs include the cost of repairing or replacing a product subsequent to the time it is shipped to the customer. As disclosed in Note 1 to the consolidated financial statements included in the Company’s Form 10-K for the year ended December 31, 2008, the Company establishes reserves through a charge to operating expense for estimated product warranty costs at the time revenue is recognized based upon historical warranty experience and for any known product warranty issues.

g)	Credits: Sales credits may be offered to customers for incorrect shipments and settlement of customer disputes, among other things. These credits are recorded as deductions to gross revenues.

h)	Rebates: The dollar amount of customer rebates is de minimis. Rebates are recorded as deductions to gross revenue over the life of the contract to which they relate.

i)	Price Protection: The Company does not offer price protection or similar privileges to its customers.
The Company will expand the description of its revenue recognition policy as illustrated below effective with its Form 10-K for the year ended December 31, 2009. The new disclosures are underlined.

Proposed Disclosure

The Company recognizes revenue from the sale of products and services under the provisions of U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” Accordingly, revenue is recognized only when a firm sales agreement is in place, delivery has occurred or services have been rendered and collectability of the fixed or determinable sales price is reasonably assured. These criteria are usually met at the time of product shipment. Service revenue is earned and recognized when services are performed and collection is reasonably assured and are not material to any period presented. The Company’s revenue recognition policy does not vary among its various marketing venues, including independent distributors, sales representatives and OEMs.

In revenue transactions where installation is required, revenue can be recognized when the installation obligation is not essential to the functionality of the delivered product. Certain of the Company’s sales of products involve inconsequential or perfunctory performance obligations for

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
non-essential installation supervision or training. The Company considers these obligations to be inconsequential and perfunctory based on (i) their fair value is relatively insignificant relative to the related revenue; (ii) the Company has a demonstrated history of completing the remaining tasks in a timely manner; (iii) the skills required to complete these tasks are not unique to the Company and, in many cases, can be provided by third parties or the customer; and (iv) in the event that the Company fails to complete the remaining obligations under the sales contract, it does not have a refund obligation. When the only remaining undelivered performance obligation under an arrangement is inconsequential or perfunctory, revenue is recognized on the total contract and a provision for the cost of the unperformed obligation is recorded.

In revenue transactions where the sales agreement includes customer-specific objective criteria, revenue is recognized only after formal acceptance occurs or the Company has reliably demonstrated that all specified customer acceptance criteria have been met. The Company defers the recognition of revenue when advance payments are received from customers before performance obligations have been completed and/or services have been performed.

Sales volume discounts offered to customers are recorded as deductions to gross revenues when the discount is earned. Product returns from customers are recorded as a deduction to gross revenues when the Company can reasonably estimate the amount of such returns. Other sales credits, which may include correction of billing errors, incorrect shipments and settlement of customer disputes, are recorded as deductions to gross revenues.
Note 15. Stock-Based Compensation Plans, page 79
3.	We see that you have disclosed the amount of stock-based compensation expense recognized under SFAS 123(R) on a per share basis for each of the years presented. We note that paragraph 84 of SFAS 123(R) permitted the per-share disclosure of the effects of adoption of SFAS 123(R) only in the year of adoption. Accordingly, please revise future filings to no longer disclose the per share effect of stock-based compensation. Please also apply this comment to your disclosures from your Form 10-Q for the fiscal quarter ended June 30, 2009.

Response

The Company acknowledges the Staff’s comment and will revise future filings, effective with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, to comply accordingly.
Exhibit 31
4.	We note that the certifications filed as required by Exchange Act Rule 13a-14(a) improperly include the title of the chief executive and chief financial officer in the introductory paragraph. In future filings, including your next Form 10-Q filing, the certification should be revised to present the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications and no reference to the title of the chief executive or chief financial officer in the introductory paragraph.

Response

The Company acknowledges the Staff’s comment and will revise future filings, effective with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, to comply accordingly.

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
Form 10-Q for the Fiscal Quarter ended June 30, 2009
Note 5. Goodwill and Other Intangible Assets, page 14
5.	We see your disclosure that you concluded “sufficient indicators existed to require [you] to perform another interim impairment test as of March 31, 2009.” Based on the completion of “step two” of the goodwill impairment tests, you recorded a goodwill impairment charge of $250.7 million. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill and intangible assets, please tell us and consider disclosing the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination as well as the amount of goodwill allocated to each reporting unit.

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test for each of your reporting units.

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available.

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes, including a discussion of the degree of uncertainty associated with the key assumptions.

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Response

The Company acknowledges the Staff’s comment and offers the following supplemental information in response to each of the above eight points. The Company believes that its current disclosures about the recognition of the goodwill impairment loss meet the disclosure requirements under FASB ASC paragraph 350-20-50-2.

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83	Page Code Number GDI 11/10/09-1
Point 1

Effective January 1, 2009, the Company reorganized its five former operating divisions into two major product groups: the Industrial Products Group (“IPG”) and the Engineered Products Group (“EPG”). In accordance with FASB ASC 280, Segment Reporting, the Company determined that these product groups constitute reportable segments, as well as individual operating segments.

Both the IPG and EPG are comprised of several strategic business units (“SBUs”), which have been established based on a combination of the products offered, the geographic market for the products and services, and the Company’s new approach to SBU management. In accordance with FASB ASC 280, Segment Reporting, the Company determined that these SBUs represent individual components of the two operating segments because (1) each SBU engages in business activities from which it earns revenues and incurs expenses, (2) each SBU is managed by an SBU general manager who regularly reviews the operating results of the SBU and who does not report to or have regular contact with the chief operating decision maker and (3) while selected operating results are available, comprehensive discrete financial information for each SBU is not available due primarily to the operational interaction and interdependence between most of the SBUs. The Company reviewed the economic characteristics, as defined in FASB ASC paragraph 280-10-50-11, of each SBU and aggregated some of the SBUs within each of its two operating segments in determining its reporting units.

The Company has tested goodwill at the reporting unit level as required by FASB ASC 350, Intangibles — Goodwill and Other, (paragraph 350-20-35-1). The identified reporting units and the carrying amount of goodwill allocated to each reporting unit are shown in the table below. The carrying value of goodwill at March 31, 2009, after recognition of the impairment charge, reflects the total impairment charge of $250.7 million recorded in the six-month period ended June 30, 2009.

	Carrying Value of	Carrying Value of
	Goodwill	Goodwill
	at March 31, 2009	at March 31, 2009	Carrying Value of
	(PRIOR to Recognition of	(AFTER Recognition of	Goodwill
Reporting Unit	Impairment Charge)	Impairment Charge)	at June 30, 2009
(Amounts in thousand USD)

[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

Subtotal EPG	307,412	307,412	316,804

[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

Subtotal IPG	493,283	242,583	254,757

Total	800,695	549,995	571,561

Point 2

The following tables show the results of Step 1 of the goodwill impairment test performed as of June 30, 2009, including the percentage by which fair value exceeded carrying value for each reporting unit:

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83	Page Code Number GDI 11/10/09-2

Estimated
	Estimated	Carrying Value	Percentage of
	Fair Value of Equity	of Equity	FV over CV
Reporting Unit	at June 30, 2009	at June 30, 2009	at June 30, 2009
(Amounts in thousand USD)

[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

Subtotal EPG	[***]	[***]

[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

Subtotal IPG	[***]	[***]

Total	[***]	[***]

Point 3

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company considered valuation techniques consistent with the market, income and cost approaches.

The income approach was used to estimate the fair value of each reporting unit. The market approach was used to provide market evidence supporting the Company’s overall enterprise value and corroborate the reasonableness of the consolidated fair value of equity derived under the income approach as compared to the Company’s market capitalization, inclusive of an estimated overall control premium.

The market approach uses the price relationships of publicly traded companies to derive value. The accuracy of this approach depends on the similarity between the public companies and the Company. The Company’s analysis disclosed no completely comparable firms that have either recently been sold or are publicly traded. However, the Company identified publicly traded companies that participate in the same general industry field and are influenced by similar trends and economic conditions. The Company observed several multiples, for example: enterprise value as a multiple of trailing twelve months (“TTM”) sales, TTM EBITDA, and 2009 and 2010 estimated EBITDA. As a result of these procedures, the Company concluded that the total fair value derived under the income approach was consistent with existing market trends and conditions.

The cost approach was not considered appropriate because the aggregate value of the net assets of a reporting unit is ultimately dependent upon income potential by employing these assets and because the Company has significant intangible assets.

Point 4

As discussed above, the Company determined that the income approach was best suited to calculating the fair value of each reporting unit. Since multiple approaches were not used to calculate the value of each reporting unit, the Company did not perform any weighting.

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83	Page Code Number GDI 11/10/09-3
Point 5

The Company considered the use of the market approach in validating the fair values of each individual reporting unit calculated under the income approach and determined that use of the market approach was not appropriate during its interim and annual goodwill impairment tests performed at March 31 and June 30, 2009, respectively, due to the following reasons:
1.	During the first half of 2009, the financial markets were experiencing severe volatility and anomalies and the Company concluded that applying current market multiples of sales and earnings would not produce a reasonable estimate of fair value, as sales and earnings were generally depressed both in the market and in the reporting units. While the Company believes that the market approach would ordinarily be expected to provide a Level 2 input based on the fair value hierarchy established in ASC 820-10-20, under the existing market conditions, a Level 2 input may not have resulted from the market approach. The Company also believes that the series of judgments that would be required to produce a reasonable estimate of value under the market approach during the period under discussion would render it less reliable than the income approach. This would include giving consideration to the fact that multiples would need to be based on consensus estimates of the future earnings of the guideline companies and these multiples would then be adjusted and applied to future earnings forecasts for the reporting units taken from the income approach.

2.	The Company determined that the market multiples implied in the valuations of many public companies in the manufacturing industry were not representative of the Company’s expectations for the long-term normalized performance of its reporting units based on its internal projections, the expected benefit of restructuring and cost-cutting efforts, and historical experience.

3.	All of the Company’s reporting units individually produce specialized products for niche markets, are influenced by the economic conditions of certain industries and, therefore, are not widely diversified, which makes it extremely difficult to identify comparable publicly traded companies (which tend to be more broadly diversified) for the purpose of performing a market-based evaluation of fair value.
As noted above in Point 3, although Level 1 inputs were not available for use in the determination of fair value at the individual reporting unit level, the Company utilized the market approach in the determination of the Company’s overall enterprise value, which impacted the evaluation of the individual reporting unit fair values.

Point 6

The key assumptions that impact the calculation of fair value under the income approach include the Company’s estimates of the projected revenues, cash flows and a discount rate applied to such cash flows. In developing projected revenues and cash flows, the Company considered available information including, but not limited to, its short-term internal forecasts, historical results, anticipated impact of implemented restructuring initiatives, and its expectations about the depth and duration of the current economic downturn. In addition, the Company forecasted sales growth to trend down to an inflationary growth rate of [***] per annum by [***] and beyond.

The discount rate was based on the weighted-average cost of capital with the cost of equity determined using the capital asset pricing model (“CAPM”). The CAPM uses assumptions such as a risk-free rate, a stock-beta adjusted risk premium and a size premium. These assumptions were derived from publicly available information and, therefore, the Company believes its assumptions are reflective of the assumptions made by market participants. The discount rate used in the Company’s interim and annual goodwill impairment tests at March 31, 2009 and June 30, 2009 was [***] and [***], respectively.

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83	Page Code Number GDI 11/10/09-4
In order to evaluate the sensitivity of the fair value calculation on the goodwill impairment testing, the Company applied a hypothetical 10% decrease to the fair value of each reporting unit, other than the [***] reporting unit that was deemed to be impaired, which it believes represented a reasonably possible change at the time of the test. This hypothetical 10 percent decrease did not change the results of the Company’s impairment testing.

Point 7

As disclosed in the Company’s 2008 Form 10-K, the key assumptions discussed above can be negatively impacted, and are reasonably expected to change, upon further deterioration of the economic environment or a prolonged period of reduced demand for the Company’s products. In addition, financial and credit market volatility could directly affect the Company’s fair value calculations through its impact on the weighted-average cost of capital used in the determination of the discount rate and on the Company’s stock price used to determine the Company’s market capitalization.

Point 8

There has been no change in the methodologies, and related assumption setting processes, used for valuing goodwill and performing the goodwill impairment test in the current year compared to last year. The determination of the assumptions under the income approach is based on the latest available internal projections and market data as of the date of the goodwill impairment test. The Company continuously monitors many factors, including the actual performance of its businesses, the economic environment and certain economic indicators relative to its businesses, its current internal forecasts and the Company’s leverage structure, and compares those to the fair value assumptions used in its latest goodwill impairment test. Therefore, the Company has adjusted, accordingly, the key assumptions under the income approach compared to last year to reflect recent data. The single largest factor contributing to the recognition of goodwill impairment was the significant decline in order rates and resulting reduction in the anticipated future revenues of the [***] reporting unit.

6.	We also see that you recorded an impairment charge associated with a trade name in the Industrial Products Group segment. Please tell us and revise future filings to disclose the facts and circumstances leading to the impairment, i.e. explain why this particular trade name was deemed impaired while others were not.

Response

The Company acknowledges the Staff’s comment and offers the following supplemental facts and circumstances leading to the impairment.

The estimated fair values for each of the Company’s indefinite-lived trade names may be impacted by a number of factors, including revenue projections, assumed royalty rates, income tax assumptions and foreign currency exchange rates. The estimated fair value of the impaired trade name is based on a royalty savings concept which is largely dependent on projected revenues and profitability for products directly associated with the trade name, among other factors. The projected cumulative revenues for these products declined approximately [***] between June 30, 2008 and the June 30, 2009. The Company reviewed the projected revenues, profitability and cash flows associated with this trade name as part of its annual and interim impairment analyses as of December 31, 2008, March 31, 2009 and June 30, 2009. The carrying value of the trade name exceeded its estimated fair value for the first time effective June 30, 2009 due to the forecasted decline in revenues, profitability and cash flows associated with the trade name.

Although the projected annual revenues and present value of cash flows also declined for certain of the Company’s other indefinite-lived trade names between June 30, 2008 and June 30, 2009,

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83	Page Code Number GDI 11/10/09-5
the estimated fair value of these other trade names each exceeded their carrying value by a minimum of [***] as of June 30, 2009.

In addition, the Company will revise future filings as illustrated by the following excerpt from its Form 10-Q for the quarterly period ended September 30, 2009. The new disclosures are underlined.

Proposed Disclosure

The Company completed its annual impairment test of the carrying values of its goodwill and indefinite-lived intangible assets as of June 30, 2009 and concluded that there had been no further impairment of goodwill. However, the Company identified and recorded a non-cash impairment charge related to its indefinite-lived intangible assets in the second quarter of 2009 of $10.0 million, primarily associated with a trade name in the Industrial Products Group segment. The estimated fair value of this trade name is based on a royalty savings concept, which assumes the Company would be required to pay a royalty to a third party for use of the asset if the Company did not own the asset, and is largely dependent on the projected revenues for products directly associated with the trade name. The projected revenues and resulting projected cash flows for these products declined, resulting in the necessity to reduce the carrying value for this intangible. The trade name impairment charge is reflected as a decrease in the carrying value of other intangibles, net, in the Condensed Consolidated Balance Sheet as of September 30, 2009 and as an impairment charge in the Condensed Consolidated Statements of Operations for the nine-month period ended September 30, 2009.
Definitive Proxy Statement filed March 13, 2009
Relationships and Transactions, page 9
7.	In future filings, please expand your disclosure in this section to explain the material features of your related party transaction policies and procedures. For example, it is unclear from your present disclosure what parameters are used by the Governance Committee in determining whether a transaction is in “the best interests of [y]our Company and [y]our stockholders,” or how your policies and procedures are evidenced. Also, please confirm that you will more fully describe the circumstances which may give rise to conditional approvals such as those referenced in third sentence of the first paragraph of this section. Please refer to Item 404(b)(1) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and offers the following response.

In future filings, the Company will expand its disclosure on the material features of its related party transaction policies and procedures as requested, including how such policies and procedures are evidenced, a description of any circumstances that may give rise to conditional approvals under the policy and the parameters used to determine whether a transaction is in the best interest of the Company and its stockholders.
Benchmarking, page 23
8.	We note that you target your “total compensation opportunity” at the 60th percentile of the competitive pay data reviewed by your compensation consultant and the Compensation Committee. In future filings, please provide an expanded discussion of the relationship between each element of compensation and the comparative data used. For example, please clarify in future filings what specific elements of compensation comprise the “total compensation opportunity” you cite, explain any variances from the 60th percentile target for any individual element of compensation and discuss where actual payments and awards fall within the targeted range. Furthermore, we note your disclosure on page 25 that “2009 total compensation

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
opportunity for [y]our named executive officers could be +/-15% of the 50th percentile...” In future filings, to the extent that actual compensation falls outside of a targeted range, please explain the reasons for the deviation. See Item 402(b)(2)(xiv) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and offers the following response.

In future filings, the Company will expand its discussion of the relationship between each element of compensation and the comparative data used, as requested. In addition, if any named executive officer’s total compensation opportunity is outside of the targeted range, the Company will discuss the reasons for the deviation in its future filings.
Long-Term Equity Incentives, page 29
9.	We note minimal discussion and analysis as to how your long-term equity incentive compensation was determined. In your future filings, please include substantive analysis and insight into how your Compensation Committee made its long-term equity grant determinations with respect to each named executive officer. Refer to Items 402(b)(1)(iii) and (v) of Regulation S-K. Your revised disclosure should discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers; for example, we note that the value of the award granted to your chief executive officer greatly exceeded the grants to your other named executive officers.

Response

The Company acknowledges the Staff’s comment and offers the following response.

In future filings, the Company will include additional substantive analysis and insight into how the Compensation Committee determines long-term awards for each of the named executive officers as requested.
In addition, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses or would like to discuss any of our views further, please feel free to contact Brent Walters, Vice President, General Counsel and Chief Compliance Officer at 217-228-8207 on any legal matters, or me at 217-228-8209 on any accounting matters.
Sincerely,
Helen W. Cornell
Executive Vice President, Finance and Chief Financial Officer
Gardner Denver, Inc.
CC: Brent Walters